SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 3)

Hansen Medical, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

411307101

(CUSIP Number)

Larry N. Feinberg
c/o Oracle Investment Management, Inc.
200 Greenwich Avenue
Greenwich, CT 06830
(203) 862-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Jeffrey Hochman, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000

May 12, 2015

(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D
CUSIP No. 411307101

1	NAMES OF REPORTING PERSONS Larry N. Feinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 226,598
	8	SHARED VOTING POWER 65,064,638
	9	SOLE DISPOSITIVE POWER 226,598
	10	SHARED DISPOSITIVE POWER 65,064,638
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,291,236*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.28%**
14	TYPE OF REPORTING PERSON (See Instructions) IN
 * Includes 39,345,255 shares of common stock, 20,455,045 of which may be acquired upon the exercise of warrants, which are exercisable within sixty days, and 18,890,210 of which were acquired upon the conversion of shares of Series A Convertible Participating Preferred Stock of the Company, par value $0.0001 per share (“Series A Preferred Stock”).  See Item 4.
** Calculated based on a total of 208,699,052 shares of common stock outstanding, which is comprised of (i) 133,149,092 shares of common stock outstanding as of April 30, 2015, as reported by the Company in its Quarterly Report on Form 10-Q filed with the Securities Exchange Commission (the “SEC”) on May 11, 2015 (the “Quarterly Report”), (ii) 20,455,045 shares of common stock issuable upon the exercise of warrants, as described above, and (iii) 55,094,915 shares of common stock issued in the aggregate upon the conversion of shares of Series A Preferred Stock, as described further in Item 4.

SCHEDULE 13D
CUSIP No. 411307101

1	NAMES OF REPORTING PERSONS Oracle Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 64,834,638*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 64,834,638*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,834,638*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.07%**
14	TYPE OF REPORTING PERSON (See Instructions) OO
 * Includes 39,345,255 shares of common stock, 20,455,045 of which may be acquired upon the exercise of warrants, which are exercisable within sixty days, and 18,890,210 of which were acquired upon the conversion of shares of Series A Preferred Stock.  See Item 4.
** Calculated based on a total of 208,699,052 shares of common stock outstanding, which is comprised of (i) 133,149,092 shares of common stock outstanding as of April 30, 2015, as reported by the Company in its Quarterly Report, (ii) 20,455,045 shares of common stock issuable upon the exercise of warrants, as described above, and (iii) 55,094,915 shares of common stock issued in the aggregate upon the conversion of shares of Series A Preferred Stock, as described further in Item 4.

SCHEDULE 13D
CUSIP No. 411307101

1	NAMES OF REPORTING PERSONS Oracle Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 44,647,314*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 44,647,314*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,647,314*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.10%**
14	TYPE OF REPORTING PERSON (See Instructions) OO
 * Includes 26,333,456 shares of common stock, 13,739,983 of which may be acquired upon the exercise of warrants, which are exercisable within sixty days, and 12,593,473 of which were acquired upon the conversion of shares of Series A Preferred Stock.  See Item 4.
** Calculated based on a total of 201,983,990 shares of common stock outstanding, which is comprised of (i) 133,149,092 shares of common stock outstanding as of April 30, 2015, as reported by the Company in its Quarterly Report, (ii) 13,739,983 shares of common stock issuable upon the exercise of warrants, as described above, and (iii) 55,094,915 shares of common stock issued in the aggregate upon the conversion of shares of Series A Preferred Stock, as described further in Item 4.

SCHEDULE 13D
CUSIP No. 411307101

1	NAMES OF REPORTING PERSONS Oracle Investment Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,940,634*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,940,634*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,940,634*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.72%**
14	TYPE OF REPORTING PERSON (See Instructions) CO
 * Includes 8,141,555 shares of common stock, 4,206,350 of which may be acquired upon the exercise of warrants, which are exercisable within sixty days, and 3,935,205 of which were acquired upon the conversion of shares of Series A Preferred Stock.  See Item 4.
** Calculated based on a total of 192,450,357 shares of common stock outstanding, which is comprised of (i) 133,149,092 shares of common stock outstanding as of April 30, 2015, as reported by the Company in its Quarterly Report, (ii) 4,206,350 shares of common stock issuable upon the exercise of warrants, as described above, and (iii) 55,094,915 shares of common stock issued in the aggregate upon the conversion of shares of Series A Preferred Stock, as described further in Item 4.

SCHEDULE 13D
CUSIP No. 411307101

1	Oracle Ten Fund Master, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,750,134*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,750,134*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,750,134*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.63%**
14	TYPE OF REPORTING PERSON (See Instructions) OO
 * Includes 8,141,555 shares of common stock, 4,206,350 of which may be acquired upon the exercise of warrants, which are exercisable within sixty days, and 3,935,205 of which were acquired upon the conversion of shares of Series A Preferred Stock.  See Item 4.
** Calculated based on a total of 192,450,357 shares of common stock outstanding, which is comprised of (i) 133,149,092 shares of common stock outstanding as of April 30, 2015, as reported by the Company in its Quarterly Report, (ii) 4,206,350 shares of common stock issuable upon the exercise of warrants, as described above, and (iii) 55,094,915 shares of common stock issued in the aggregate upon the conversion of shares of Series A Preferred Stock, as described further in Item 4.

SCHEDULE 13D
CUSIP No. 411307101

1	Oracle Institutional Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,437,190*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,437,190*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,437,190*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.90%**
14	TYPE OF REPORTING PERSON (See Instructions) OO
  * Includes 4,870,244 shares of common stock, 2,508,712 of which may be acquired upon the exercise of warrants, which are exercisable within sixty days, and 2,361,532 of which were acquired upon the conversion of shares of Series A Preferred Stock.  See Item 4.
** Calculated based on a total of 190,752,719 shares of common stock outstanding, which is comprised of (i) 133,149,092 shares of common stock outstanding as of April 30, 2015, as reported by the Company in its Quarterly Report, (ii) 2,508,712  shares of common stock issuable upon the exercise of warrants, as described above, and (iii) 55,094,915 shares of common stock issued in the aggregate upon the conversion of shares of Series A Preferred Stock, as described further in Item 4.

SCHEDULE 13D
CUSIP No. 411307101

1	The Feinberg Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 39,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 39,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%*
14	TYPE OF REPORTING PERSON (See Instructions) OO
* Calculated based on a total of 188,244,007 shares of common stock outstanding, which is comprised of (i) 133,149,092 shares of common stock outstanding as of April 30, 2015, as reported by the Company in its Quarterly Report, and (ii) 55,094,915 shares of common stock issued in the aggregate upon the conversion of shares of Series A Preferred Stock, as described further in Item 4.

SCHEDULE 13D
CUSIP No. 411307101

1	Oracle Investment Management, Inc. Employees’ Retirement Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 190,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 190,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.10%*
14	TYPE OF REPORTING PERSON (See Instructions) EP
* Calculated based on a total of 188,244,007 shares of common stock outstanding, which is comprised of (i) 133,149,092 shares of common stock outstanding as of April 30, 2015, as reported by the Company in its Quarterly Report, and (ii) 55,094,915 shares of common stock issued in the aggregate upon the conversion of shares of Series A Preferred Stock, as described further in Item 4.

 This Amendment No. 3 to the Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on August 8, 2013, as previously amended by Amendment No. 1, filed on December 15, 2014, and Amendment No. 2, filed on March 12, 2015 (as amended, the “Schedule 13D”).  This Amendment No. 3 is being filed on behalf of Oracle Partners, LP, a Delaware limited partnership (“Oracle Partners”), Oracle Ten Fund Master, LP, a Cayman Islands exempted company (“Oracle Ten Fund”), Oracle Institutional Partners, LP, a Delaware limited partnership (“Institutional Partners” and, collectively with Oracle Partners and Oracle Ten Fund, the “Oracle Entities”), Oracle Investment Management, Inc. Employees’ Retirement Plan, an employee benefit plan organized in Connecticut (the “Retirement Plan”), Oracle Associates, LLC, a Delaware limited liability company and the general partner of Oracle Partners, Oracle Ten Fund and Institutional Partners (“Oracle Associates”), Oracle Investment Management, Inc., a Delaware corporation and the investment manager to Oracle Ten Fund and the Retirement Plan (the “Investment Manager”), The Feinberg Family Foundation, a foundation organized in Connecticut (the “Foundation”), and Larry N. Feinberg, the managing member of Oracle Associates, the sole shareholder, director and president of the Investment Manager and the trustee of the Foundation (each of the foregoing, a “Reporting Person” and collectively, the “Reporting Persons”).
Item 4.  Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
As previously disclosed in Item 4 to this Schedule 13D, contractual restrictions prohibited the Oracle Entities from converting any of their shares of Series A Preferred Stock or exercising any of their Series D Warrants or Series E Warrants for shares of Common Stock to the extent that such conversion or exercise would cause the holder, together with such holder’s affiliates and any other person acting as a group with such holder or any of such holder’s affiliates, to beneficially own more than 19.99% of the Common Stock then outstanding.
On May 12, 2015, the stockholders of the Company approved a series of proposals at the 2015 Annual Meeting of the Company to, among other things, eliminate such restrictions on the conversion of such shares of Series A Preferred Stock and the exercise of such Series D Warrants and Series E Warrants, increase the number of authorized shares of the Company’s Common Stock and automatically convert all outstanding shares of Series A Preferred Stock into shares of Common Stock at a conversion price of $0.65 per share.
Consequently, on May 12, 2015, at the foregoing price per share, (i) 12,308 shares of Series A Preferred Stock held by Oracle Partners were converted into 12,593,473 shares of Common Stock;  (ii) 3,846 shares of Series A Preferred Stock held by Oracle Ten Fund were converted into 3,935,205 shares of Common Stock; and (iii) 2,308 shares of Preferred A Stock held by Institutional Partners were converted into 2,361,532 shares of Common Stock.
Additionally, upon such shareholder approval, the full exercise of the Series D Warrants and Series E Warrants held by each of the Oracle Entities was permitted without any limitation relating to aggregate ownership percentages.  As of the date hereof, (x) Oracle Partners held 1,431,983 Series D Warrants and 12,308,000 Series E Warrants, exercisable to purchase an aggregate of 1,431,983 and 12,308,000 shares of Common Stock, respectively; (y) Oracle Ten Fund held 360,350 Series D Warrants and 3,846,000 Series E Warrants, exercisable to purchase an aggregate of 360,350 and 3,846,000 shares of Common Stock, respectively; and (z) Institutional Partners held 200,712 Series D Warrants and 2,308,000 Series E Warrants, exercisable to purchase an aggregate of 200,712 and 2,308,000 shares of Common Stock, respectively.  The Series D Warrants are exercisable, in whole or in part, at the option of the holder, at any time and from time to time from February 11, 2015 through and including August 11, 2019, at an exercise price per share equal to $1.13.  The Series E Warrants are exercisable, in whole or in part, at the option of the holder, at any time and from time to time from March 11, 2015 through and including March 11, 2017, at an exercise price per share equal to $0.975.

 Item 5.  Interest in Securities of the Issuer.
Items 5(a) and (b) of the Schedule 13D are hereby amended in their entirety as follows:

(a) As of May 19, 2015:
(i)	Oracle Partners may be deemed to beneficially own 44,647,314 shares of Common Stock, representing 22.10% of the outstanding shares of Common Stock;
(ii)	Oracle Ten Fund may be deemed to beneficially own 12,750,134 shares of Common Stock, representing 6.63% of the outstanding shares of Common Stock;
(iii)	Institutional Partners may be deemed to beneficially own 7,437,190 shares of Common Stock, representing 3.90% of the outstanding shares of Common Stock;
(iv)	the Foundation may be deemed to beneficially own 39,500 shares of Common Stock, representing 0.02% of the outstanding shares of Common Stock;
(v)	the Retirement Plan may be deemed to beneficially own 190,500 shares of Common Stock, representing 0.10% of the outstanding shares of Common Stock;
(vi)
Investment Manager, due to its relationship with Oracle Ten Fund and the Retirement Plan, may be deemed to beneficially own 12,940,634 shares of Common Stock, representing 6.72% of the outstanding shares of Common Stock;

(vii)
Oracle Associates, due to its relationship with the Oracle Entities, may be deemed to beneficially own 64,834,638 shares of Common Stock, representing 31.07% of the outstanding shares of Common Stock; and

(viii)
Mr. Feinberg, due to his respective relationships with the other Reporting Persons, may be deemed to beneficially own 65,291,236 shares of Common Stock, representing 31.28% of the outstanding shares of Common Stock, in each case, based on a total of 133,149,092 shares of common stock outstanding as of April 30, 2015, as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on May 11, 2015.
The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act.  The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or a group.
 (b) Mr. Feinberg has the sole power to vote and dispose of (or to direct the vote and disposition of) the 226,598 shares of Common Stock held directly by Mr. Feinberg.  Except as provided in the foregoing sentence, each of the Reporting Persons shares the power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock it may be deemed to beneficially own as described in Item 5(a) above.

SIGNATURES
 After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: May 19, 2015	ORACLE PARTNERS, LP By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: May 19, 2015	ORACLE TEN FUND MASTER, LP By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: May 19, 2015	ORACLE INSTITUTIONAL PARTNERS, LP By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: May 19, 2015	ORACLE ASSOCIATES, LLC By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member

Dated: May 19, 2015	ORACLE INVESTMENT MANAGEMENT, INC. By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: President and Director
Dated: May 19, 2015	THE FEINBERG FAMILY FOUNDATION By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Trustee
Dated: May 19, 2015	ORACLE INVESTMENT MANAGEMENT, INC. EMPLOYEES’ RETIREMENT PLAN By: /s/ Aileen Wiate Name: Aileen Wiate Title: Trustee
Dated: May 19, 2015	LARRY N. FEINBERG /s/ Larry N. Feinberg